UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 03 November 2015

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
("Harmony" and/or "the Company")

Grant of matching restricted shares

In compliance with paragraphs 3.63 to 3.74 of the JSE Listings
Requirements, the following information is disclosed:

In line with the provisions of the Harmony Share Plan, if the
participant does not exercise his/her restricted shares within 30 days
after the vesting, the restricted shares will automatically remain
restricted for a further 3 years and will be matched with further
restricted shares at a matching award ratio of one for one.

1. Name of director:	GB Briggs (Chief Executive Officer)
Company:	Harmony
Nature of transaction:	Off market grant of matching restricted shares (matching the number granted in 2012)
Periods of vesting:	Matching restricted shares vest three years from 27 October 2015.
Date of grant of matching award:	28 October 2015
Number of matching restricted shares allocated(matching the number allocated in 2012):	30,802
Nature and extent of director's interest:	Direct beneficial

Prior clearance is not applicable as the further restriction and
matching was automatic and in terms of the Harmony Share Plan.

For more details contact:

Henrika Ninham
Investor Relations Manager
On +27 (0)82 759 1775

Marian van der Walt
Executive: Corporate and Investor Relations
+27(0) 82 888 1242

Johannesburg, South Africa

3 November 2015

Sponsor:

J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 03, 2015

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director